# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IF Bancorp, Inc., CIK 0001514743
CUSIP: 44951J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 201 E. CHERRY ST, WATSEKA, Illinois (IL), 60970
Date of event which requires filing of this statement: 09/16/2025
Amends the filing with accession number 0000921895-24-002753
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 297,399; sole dispositive power 0; shared dispositive power 297,399; aggregate amount beneficially owned 297,399 (8.9% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 297,399; sole dispositive power 0; shared dispositive power 297,399; aggregate amount beneficially owned 297,399 (8.9% of the class)
- STILWELL PARTNERS L P (CIK 0001048212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 297,399; sole dispositive power 0; shared dispositive power 297,399; aggregate amount beneficially owned 297,399 (8.9% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 297,399; sole dispositive power 0; shared dispositive power 297,399; aggregate amount beneficially owned 297,399 (8.9% of the class)
- Stilwell Joseph (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 297,399; sole dispositive power 0; shared dispositive power 297,399; aggregate amount beneficially owned 297,399 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: IF Bancorp, Inc.
Address of issuer's principal executive offices: 201 E. CHERRY ST, WATSEKA, Illinois (IL), 60970

## Item 2. Identity and Background
Name of person filing:
This is the fourth amendment (the "Fourth Amendment") to the Schedule 13D, which was filed on September 18, 2023 (the "2023 Schedule 13D"), and amended on May 28, 2024 (the "First Amendment"), on November 15, 2024 (the "Second Amendment"), and on August 26, 2025 (the "Third Amendment"). This Fourth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group." The joint filing agreement of the members of the Group was filed as Exhibit 1 to the 2023 Schedule 13D.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of IF Bancorp, Inc. (the "Issuer") beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since we last reported purchases and sales of Common Stock (see the Third Amendment), Stilwell Partners has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Stilwell Activist Fund has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Stilwell Activist Investments has not expended any monies to acquire shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Fourth Amendment to report that pursuant to an agreement with the Issuer dated September 16, 2025 (the "Standstill Agreement"), Scott J. Dworschak, our nominee for director at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), will be appointed to the board of directors of the Issuer. Accordingly, we are withdrawing our nomination of Mr. Dworschak for election as a director at the 2025 Annual Meeting as well as our nomination of alternate nominee Douglas P. Hutchison Jr.

Further, pursuant to the Standstill Agreement, if, after March 31, 2026, the Issuer fails to substantially implement the matters approved by stockholders at the Issuer's 2024 annual meeting of stockholders (the "2024 Annual Meeting"), we will select at our discretion, and the Issuer's board will appoint, an additional nominee to the board. At the 2024 Annual Meeting, the stockholders approved our proposal (submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended) calling for the prompt sale of the Issuer.

On September 16, 2025, the Issuer filed a Form 8-K with the Securities and Exchange Commission (the "Form 8-K"), announcing the terms of the Standstill Agreement, which is attached as Exhibit 10 to the Form 8-K. The terms of the Standstill Agreement are more fully summarized below in Item 6.

On May 14, 2025, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of the Issuer up to 19.99%.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an 'activist position' in 77 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group collectively beneficially own an aggregate of 297,399 shares of Common Stock. The percentages used in this filing are calculated based on 3,351,526 shares of Common Stock outstanding as of September 4, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 11, 2025.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 297,399 shares of Common Stock, constituting approximately 8.9% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 297,399 shares of Common Stock owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.
Transactions in the class effected during the past sixty days: Since the filing of the Third Amendment, Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Partners have not purchased or sold any shares of Common Stock. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 16, 2025, members of the Group, the Issuer and Scott J. Dworschak entered into the Standstill Agreement, a copy of which was attached as Exhibit 10 to the Issuer's Form 8-K, and is incorporated herein by reference. Under the terms of the Standstill Agreement, the Issuer agreed to, among other things, (i) expand both the board of directors of the Issuer and the Issuer's wholly-owned subsidiary, Iroquois Federal Savings and Loan Association (the "Bank"), by one board seat, (ii) appoint Mr. Dworschak to serve on the boards of directors of the Issuer and the Bank in the class of directors having terms expiring at the Issuer's 2026 Annual Meeting of Stockholders and the Bank's 2026 Annual Meeting of Stockholders, respectively, and (iii) appoint an additional director of the Group's choosing to the boards of directors of the Issuer and the Bank if, after March 31, 2026, the Issuer has failed to substantially implement the matters approved by stockholders of the Issuer at the 2024 Annual Meeting.

In exchange, the members of the Group agreed to, among other things, not (a) solicit proxies in opposition to any recommendations or proposals of the Issuer's board of directors, (b) initiate or solicit shareholder proposals or seek to place any additional representatives on the Issuer's board of directors other than Mr. Dworschak (or any subsequent or replacement director selected by the Group in the event Mr. Dworschak's position as a director of the Issuer or the Bank is terminated during the term of the Standstill Agreement due to his resignation, death, permanent disability or otherwise), (c) oppose any proposal or director nomination submitted by the board of directors to the Issuer's shareholders, (d) vote for any nominee to the Issuer's board of directors other than those nominated or supported by the board of directors, (e) seek to exercise any control or influence over the management of the Issuer or the boards of directors of the Issuer or the Bank, propose or seek to effect a merger or sale of the Issuer or initiate litigation against the Issuer, or (f) acquire any additional shares of the outstanding Common Stock of the Issuer or, without the Issuer's written consent, privately or pursuant to a public tender offer, sell or otherwise dispose of any interest in the Group's shares of Common Stock to any person whom the Group believes, after reasonable inquiry, would be a beneficial owner after any such sale or transfer of more than 5% of the outstanding shares of Common Stock of the Issuer.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement.

Other than the Standstill Agreement referenced above, and the Joint Filing Agreement filed as Exhibit 1 to the 2023 Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Exhibit 1 - Joint Filing Agreement, dated September 18, 2023, filed with the 2023 Schedule 13D.

Exhibit 2 - Proposal, dated May 28, 2024, filed with the First Amendment.

Exhibit 3 - Nominee Agreement, dated August 26, 2025, with Scott J. Dworschak.

Exhibit 4 - Nominee Agreement, dated August 26, 2025, with Douglas P. Hutchison, Jr.

Exhibit 5 - Standstill Agreement, dated September 16, 2025, incorporated by reference to Exhibit 10 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 16, 2025.

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (09/17/2025)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (09/17/2025)
- STILWELL PARTNERS L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (09/17/2025)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (09/17/2025)
- Stilwell Joseph: /s/ Joseph Stilwell, Joseph Stilwell* (09/17/2025)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (09/17/2025)